SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                              AMENDMENT NO. 1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         RENTAL SERVICE CORPORATION
                         (Name of Subject Company)

                         UR ACQUISITION CORPORATION
                            UNITED RENTALS, INC.
                                 (Bidders)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            UNITED RENTALS, INC.
                         FOUR GREENWICH OFFICE PARK
                            GREENWICH, CT 06830
                          ATTN.: BRADLEY S. JACOBS
                         CHAIRMAN OF THE BOARD AND
                          CHIEF EXECUTIVE OFFICER
                          TELEPHONE:(203) 622-3131
                          FACSIMILE:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  COPY TO:

                           MILTON G. STROM, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000




           UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $.01 per share (the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").


 ITEM 10.  ADDITIONAL INFORMATION.

           The information set forth in Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

           On April 5, 1999, Parent and Purchaser commenced litigation against the Company, the Company Board and NationsRent in the Chancery Court of the State of Delaware by filing a complaint (the "Complaint") alleging, among other things, breaches of fiduciary duties by the Company Board in connection with the NationsRent Merger Agreement. Parent and Purchaser seek an order, among other things, (i) invalidating the NationsRent Option and the NationsRent Termination Fee and (ii) compelling the Company Board to approve the Offer and the proposed Merger for purposes of Section 203 of the Delaware General Corporation Law.

           The foregoing is qualified in its entirety by reference to the text of the Complaint, a copy of which is filed as Exhibit (g)(1) hereto and is incorporated by reference herein.

           Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the
 Schedule 14D-1 or in the Offer to Purchase referred to therein.


 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      (g)(1) Complaint, filed April 5, 1999, by Parent and Purchaser in the Chancery Court of the State of Delaware.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                UR Acquisition Corporation

                                By: /s/ John N. Milne
                                   ------------------------------
                                    Name: John N. Milne
                                    Title: President


                                United Rentals, Inc.


                                By: /s/ Bradley S. Jacobs
                                   ------------------------------
                                    Name: Bradley S. Jacobs
                                    Title: Chairman and Chief Executive
                                             Officer


 Date: April 6, 1999




                             INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                         EXHIBIT

 (g)(1) Complaint, filed April 5, 1999, by Parent and Purchaser in the Chancery Court of the State of Delaware.